Exhibit 99.1

Government of British Columbia Announces $62 Million Incentive Program to Promote Adoption of Natural Gas Vehicles in the Province

~Program Expects to Incentivise Purchase of over 1,000 Heavy-Duty Natural Gas Trucks and Related Infrastructure~

VANCOUVER, May 15, 2012 /CNW/ - The B.C. Ministry of Energy and Mines today announced the Greenhouse Gas Reduction regulation that advances the adoption and deployment of natural gas vehicles (NGVs) in BC.  Westport Innovations believes this important program will benefit British Columbia's economy, environment and transportation options for industry. The regulation permits a utility to spend up to $62 million on vehicle and ferry incentives, up to $12 million on compressed natural gas (CNG) fuelling stations and up to $30.5 million on liquefied natural gas stations, for a total of $104.5 million.

"This is a positive step that will promote the use of domestic BC natural gas as a transportation fuel, and generate both environmental and economic benefits for our province and residents," said David Demers, CEO of Westport Innovations. "British Columbia is home to world-class companies that both generate and use natural gas transportation technology, and this program will allow the accelerated adoption of natural gas heavy-duty vehicles."

This regulation allows utility companies to deliver natural gas transportation programs until March 31, 2017, including the opportunity to:

•	Offer incentives to transportation fleets that would use natural gas such as buses, trucks or ferries
•	Build, own and operate compressed natural gas fuelling stations or liquefied natural gas fuelling stations
•	Upgrade facilities to provide training to safely maintain natural gas vehicles

The Greenhouse Gas Reduction regulation will promote the use of British Columbia's abundant natural gas resources as a transportation fuel in heavy-duty transport vehicles, such as trucks, transit buses, school buses, refuse trucks and marine vessels.

The program's objectives include displacing high carbon fuel, reducing greenhouse gas (GHG) emissions, and increasing natural gas fueling infrastructure. Natural gas vehicles are a proven technology used across the globe.  Natural gas is 25 to 40 per cent cheaper than gasoline and diesel and produces up to 25 per cent fewer GHG emissions compared to a gasoline or diesel vehicle.

In addition, the Province is offering direct grants of up to $2,500 to purchasers of qualifying CNG vehicles. This is being offered through the $14.3 million Clean Energy Vehicle Program, announced in Nov. 2011.

BC has an abundant supply of low cost and low carbon natural gas. This program will allow local governments and businesses to take advantage of the benefits of natural gas, including lower fueling costs and reduced greenhouse gas emissions. The Province will require annual reporting on the programs being offered to review success and determine if any changes are required.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Forward- looking Information Disclaimer

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which  includes statements regarding the number of heavy duty natural gas vehicles expected to be purchased as a result of incentives, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities,. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 12:40e 15-MAY-12